FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

         Galloup         Andrea
         (Last)          (First)       (Middle)

        c/o Versus Technology, Inc.
        2600 Miller Creek Road
         (Street)

        Traverse City        MI         49684
         (City)            (State)      (Zip)

2.  Issuer Name and Ticker or Trading Symbol

          Versus Technology, Inc. - VSTI.OB

3.  IRS or Social Security Number of Reporting Person (Voluntary)

          Not furnished

4.  Statement for Month/Year

          September 2000

5.  If Amendment, Date of Original (Month/Year)

                  N/A

6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [ ] Director                    [ ] 10% Owner

     [X] Officer (give title below)  [ ] Other (Specify below)

       Corporate Secretary
       ____________________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction

4(b)(v)



     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned at    Direct(D)   Indirect
                      2. Trans-     _________  ___________________  End of      or Indirect Beneficial
1. Title of           Transaction                    (A) or         Month       (I)         Ownership
Security                 Date        Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./Day/Yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________



Common Stock                                                         50,735      D(1)
Common Stock           9/9/00        I(6)      35,396(A)      N/A    35,396      I(6)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.





              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)
                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./Day/Yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv-   at End  or In-     ficial
Derivative    Price of   Date)                 4 and 5)   Date    Expir-       Number ative    of      direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security Month   (Instr. )  ship
(Instr. 3)    Security   Day/Yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
                                                                                       5)        4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________ _______ _________ _______

Options       $0.629                                    (1)       4/24/08  Common  58,580        58,580  D(2)
Options       $0.21                                     (2)       10/22/08 Common   4,000         4,000  D(2)
Options       $0.401                                    (3)       12/04/08 Common 100,000       100,000  D(3)
Options       $0.17                                     (3)        4/23/09 Common  18,000        18,000  D(3)
Options       $0.117                                    (4)       11/15/09 Common  35,000        35,000  D(4)
Options       $0.325     9/08/00      A      40,000(A)  (5)        9/08/10 Common  40,000 N/A    40,000  D(5)
Explanation of Responses:
(1) 41,735 of these 50,735 shares, including 275 issued as of September 8, 2000, were issued to reporting person pursuant to 1996 Incentive Restricted Stock Bonus Plan.
(2) Options issued to reporting person pursuant to 1996 Employee Incentive Stock Option Plan.
(3) Options issued to reporting person pursuant to 1996 Employee Incentive Stock Option Plan.
    20% of options became exercisable on 12/01/99 and 4/29/00 and an additional 20% on each of the four succeeding anniversaries.
(4) Options issued to reporting person pursuant to 1999 Employee Incentive Stock Option Plan.
    20% of options become exercisable on 11/15/00 and an additional 20% on each of the four succeeding anniversaries.
(5) Options issued to reporting person pursuant to 1999 Employee Incentive Stock Option Plan; 20% of
    options become exercisable on 9/08/01 and an additional 20% on each of four succeeding anniversaries.
(6) Beneficial ownership of these shares were acquired by marriage on September 9, 2000.  The reporting person's former name was Andrea Beadle.

                           ANDREA GALLOUP                 October 10, 2000
                          __________________________    _____________________
                           Andrea Galloup
                           **Signature of Reporting       Date
                           Person
**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).